SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Conway J. Schatz

703 17th Street, Suite 800

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Very Hungry, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,430,335(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,430,335(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,430,335(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Excludes 3,181,427 shares of Common Stock of the Issuer beneficially owned by Scott J. Reiman, which may be deemed to be beneficially owned by Very Hungry, LLC as a result of the relationships among Very Hungry, LLC and Scott Reiman 1991 Trust described in Items 3, 4 and 6 of this Amendment. Very Hungry expressly disclaims membership in a group with Mr. Reiman and neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by Very Hungry, LLC that it is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Mr. Reiman.

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Item 1.	Security and Issuer

This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13D filed on May 23, 2012, as amended by Amendment No. 1 filed on June 8, 2012, Amendment No. 2 filed on June 8, 2012 and Amendment No. 3 filed on June 29, 2012 (as so amended, the “Schedule 13D”) , with respect to the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On May 2, 2013, the Issuer borrowed $5.0 million of unsecured subordinated debt from the Reporting Person and Scott Reiman 1991 Trust, which is controlled by Scott J. Reiman (the “Trust”). The $5 million of subordinated debt financing is represented by $5.5 million aggregate principal amount of subordinated promissory notes (the “Notes”). In consideration for the loan, the Issuer reduced the exercise price on all outstanding warrants to purchase the Issuer’s common stock held by the Reporting Person and the Trust to $0.25 per share (from exercise prices ranging from $4.25 per share to $3.00 per share) and extended the maturity of all these warrants to August 1, 2016. The Notes bear no interest and mature on September 9, 2013. They are subordinated to the Issuer’s senior debt owed to The Karlsson Group, Inc. The Notes will convert into equity securities of the Issuer as described below.

On May 22, 2013 the Reporting Person entered into a modification agreement with the Issuer and the Trust, which provides that the Reporting Person and the Trust will invest the aggregate principal amount of the Notes into the units being offered in the Issuer’s previously announced rights offering at the rights offering subscription price of $0.22 per unit. The units consist of one share of the Issuer’s Common Stock and one-half of a warrant to purchase a share of the Issuer’s Common Stock (the “Units”). The investment by the Reporting Person and the Trust will be effected in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, and will be made through the full exercise of their rights in the rights offering and their subscription for additional Units through over-subscription rights. Any portion of the Notes that remain outstanding following the rights offering will automatically convert into Units at a conversion price equal to the rights offering subscription price upon obtaining stockholder approval of the conversion at the Issuer’s annual meeting of stockholders, which is expected to occur in July 2013. If stockholder approval is not obtained, the remaining portion of the Notes will mature on September 9, 2013.

The modification agreement also amended the warrant price of the warrants held by the Reporting Person and the Trust from $0.25 to $0.30 and extended the termination date of the warrants from August 1, 2016 to August 1, 2017.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

As described in Item 3 of this Amendment, the Reporting Person has agreed to invest its Notes into the Units being offered by the Issuer in its rights offering. Following the rights offering, the Reporting Person anticipates that its beneficial ownership of the Issuer’s Common Stock will increase.

Other than as described above and in the Schedule 13D, the Reporting Person does not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or

CUSIP No. 74348X103	13D	Page 4 of 6 Pages

management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

Except as described in the Schedule 13D or this Amendment, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

(a) – (b) The following disclosure assumes there are 72,520,718 shares of Common Stock of the Issuer outstanding as of April 29, 2013, which number is set forth in the Amendment No. 1 to Annual Report on Form 10-K/A filed by the Issuer with the Securities and Exchange Commission on May 22, 2013.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Person listed in Item 2, or that the Reporting Person listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows: Very Hungry beneficially owns 12,430,335 shares of the Issuer’s Common Stock, consisting of 7,588,727 shares of Common Stock, 479,228 shares issuable upon exercise of the first April Warrant, 1,797,103 shares issuable upon exercise of the second April Warrant, 704,747 shares issuable upon exercise of the September Warrant, and 1,860,530 shares issuable upon exercise of the November Warrant, representing in the aggregate approximately 16.1% of the outstanding shares of Common Stock of the Issuer as of May 22, 2013 on an as-converted basis.

The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Person, and the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D.

As a result of the relationships among the Reporting Person and the Trust described in Items 3, 4 and 6 of this Amendment, the Reporting Person may be deemed to be a member of a group with Scott J. Reiman and therefore may be deemed to beneficially own the 3,181,427 shares of Common Stock of the Issuer beneficially owned by Mr. Reiman. The Reporting Person expressly disclaims membership in a group with Mr. Reiman and expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Mr. Reiman. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Mr. Reiman.

(c) Other than the transactions described herein, the Reporting Person has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Person.

CUSIP No. 74348X103	13D	Page 5 of 6 Pages

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the subordinated loan transaction described in Item 3 of this Amendment:

•	the Reporting Person and the Issuer entered into a Promissory Note dated as of May 2, 2013;

•	the Reporting Person, the Trust and the Issuer entered into a Warrant Adjustment Agreement dated as of May 2, 2013; and

•	the Reporting Person, the Trust, the Issuer and The Karlsson Group, Inc. entered into a Subordination Agreement dated as of May 2, 2013.

In connection with the rights offering, the Reporting Person, the Trust and the Issuer entered into a Modification Agreement dated as of May 22, 2013 and a Registration Rights Agreement dated as of May 22, 2013.

Item 7.	Material to be Filed as Exhibits.

Exhibit 17.	Promissory Note to Very Hungry, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 8, 2013).

Exhibit 18.	Subordination and Intercreditor Agreement among Very Hungry, LLC, Scott Reiman 1991 Trust, The Karlsson Group, Inc. and Prospect Global Resources, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 8, 2013).

Exhibit 19.	Warrant Adjustment Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 8, 2013).

Exhibit 20.	Modification Agreement among Very Hungry, LLC, Scott Reiman 1991 Trust and Prospect Global Resources, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 22, 2013).

Exhibit 21.	Registration Rights Agreement among Very Hungry, LLC, Scott Reiman 1991 Trust and Prospect Global Resources, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8 K filed on May 22, 2013).

CUSIP No. 74348X103	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2013

VERY HUNGRY, LLC

By:	/s/ Brian Fleischmann
Name:	Brian Fleischmann, Manager